SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 12, 2002

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F _X_	Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___	No _X_

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 26, 2002	REUTERS GROUP PLC (Registrant) By: /s/ Nancy C. Gardner —————————————— Nancy C. Gardner

ARCHIVED

This presentation may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Preliminary Statement for the year ended 31 December 2001 under the heading ‘Risk Factors’. Copies of the Preliminary Statement are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

REUTERS PRELIMINARY RESULTS 2001

Presentation to Analysts

12 February 2002

Introduction by Tom Glocer, Chief Executive

Agenda (1)

     Today, David Grigson and I will be reviewing our 2001 performance and future prospects. David will give you the financial details of our 2001 results and will set this performance in the context of where we are taking the Reuters business.

Resilient Operating Performance in a Year of Accelerating Change

     2001 was obviously a difficult year for the world, the global economy and the financial and media markets in which we operate. Reuters journalists captured the year’s dramatic events in compelling text, video and pictures. Regrettably, Reuters also made news when six of our colleagues were killed in the World Trade Center attacks in New York, and a further two lost their lives reporting from Afghanistan. Nevertheless, for Reuters, 2001 was a year marked by remarkable progress.

     The year saw major changes in the Reuters senior management team – especially for me. We showed our commitment to putting our customers at the heart of our organisation by reorganising the company around customer segments and hiring in experienced professionals from industry to augment our expertise, notably Jane Platt, who joined us as the head of the Asset Management segment and is here today. We completed the Bridge acquisition, the largest in our history, and made good progress with the integration of Bridge staff and Bridge capabilities. And we floated a minority interest in Instinet in May, giving the Reuters Group additional options to participate in the development of the rapidly changing securities markets.

1

     As I outlined in October when I last had the chance to meet with all of you, we see the evolution of our business as a two-phase, five-year programme, the objective of which is to deliver sustainable double-digit earnings growth. In the first part of the programme, the so-called self-help phase, we are focused on improving margins by reducing the cost of doing business and reshaping Reuters to deliver longer-term growth. We made good progress on Business Transformation in 2001 and are ahead of plan on our cost savings targets.

     Despite the difficult current environment, our 2001 trading results held up well, driven by stronger markets in the first half of the year and the growth of our solutions business. We also gained confidence in our prospects for growth in phase 2 as our customer segments began to turn their strategies into more concrete plans. Overall, I would characterise 2001 as a year when we turned in a resilient operating performance in an environment of accelerating change.

     Now let me hand over to David, who will give you some more detail about the numbers.

See David Grigson Presentation Transcript

Agenda

     Now that you have seen the numbers in a little greater detail, I would like to give you my perspective on our performance in 2001. I will then turn to the key issues that my management team and I are focusing upon. And I will finish by giving you our views on the outlook for 2002 and relating what I have said today to the key objectives I set out in October.

Reuters Performance Review – Recurring Revenue

     I will begin my review of 2001 performance from the top line of our recurring subscription business which accounts for 90% of Reuters turnover.

     Taking the year as a whole, recurring revenue growth held up well. On an actual basis, these revenues rose 8% in 2001, reflecting the good first half and the acquisition of Bridge in the second half. On an underlying basis we saw 3% growth, with slower growth in the second half due to weak trading conditions, but the curve has been relatively shallow, falling to a flat Q4.

2

     We continued to make good progress at the high end of our product range as we exceeded our year end target of 50,000 positions of 3000 Xtra by more than 6,000 units including key sales to BNP Paribas, Dresdner and Credit Agricole Indosuez. Furthermore, installations as a percentage of sales increased from 39% in 2000 to 64% in 2001.

     Dealing 3000 upgrades also continued strongly, with close to 13,000 keystations installed, 7% ahead of target. This shows that there is still significant demand for a premium service at the higher-tier level.

     There are two additional points that I would like to make with respect to our recurring revenue business. First, although it is certainly not immune from the economic cycle, it is far less cyclical than, say, the advertising market. Among the reasons for this are the solutions/infrastructure nature of an increasing proportion of our business so there is no one-to-one correlation between fired bankers and cancelled revenue – a touchy subject, I recognise. Second, as the figures I cited indicate, we have had success at the top end as well as at lower price points.

Reuters Performance review – Outright/Solutions Revenue

     Turning to Solutions sales, outright revenue grew 7% over the full year and on an underlying basis although, not atypically, it was spread unevenly across the four quarters. As David pointed out, Q4 saw a 9% reduction in revenue, resulting from an exceptionally strong Q4 comparison in 2000. Solutions revenues actually increased 67%, if you take the Q3 to Q4 2001 serial progression.

     As we highlighted in our October presentation, we are pleased with the development of our Solutions business and the consultancy portion in particular. Our revenues from consultancy grew 21% driven by projects such as:

(i)	the development of a real-time automated trade matching and reporting platform for NASDAQ Europe, which links directly to Euroclear and Clearstream, and

(ii)	an exciting FX trading portal project for HSBC.

     Reuters is now well established as a provider of much more than just information terminals. We provide a wide range of capabilities which can be embedded throughout the workflow of an enterprise. For example, Dresdner Kleinwort Wasserstein took advantage of these capabilities to integrate a variety of in-house applications with 3000 Xtra. Its Treasury department uses Kondor+ for FX risk management, and its Private Banking division is using the Reuters Portfolio Management Service and Reuters Investor to manage retail accounts and the delivery of information over the Web.

3

Reuters Performance Review – Operating Margin

     Now let me move down the P&L and review operating margin. As David explained, costs from the Business Transformation Programme, the Bridge integration and our additional headcount reductions drove our margin down to 7% in 2001. The BTP and Bridge costs are significant for two reasons: first, because they represent an important investment in the business, and second, because they will diminish over time. I am very pleased with the progress we have made on both this year, and look forward to this becoming margin accretive through both cost savings and revenue generation.

     The most visible aspect of the Business Transformation programmes in 2001 were headcount reductions. In July, we announced a target of 1,100 job losses but, as we progressed with the reorganisation, it became clear that we could run the business with fewer people and, as a result, we increased the target to 1,800, 1,400 of whom have already left.

     It is important, however, for me to emphasize that the Business Transformation programme is not only about cost reduction and restructuring. It includes ambitious investments to develop the next generation of Reuters services and support activities. This is now beginning to bear fruit as we will launch new services such as Reuters Dealing Link and new capabilities such as Instant Messaging in 2002. I hope you have all had the chance to look at the Instant Messaging demonstration outside.

Reuters Performance Review – Bridge progress

     I would like to turn now to Bridge. I think it is notable because it reflects our strategy of having a very clear idea of how and where an acquisition fits into the group – allowing us to move straight to execution upon completion. For example, we put Reuters news onto the desktops of Bridge users on day one and we are deploying Bridge order routing and trading technologies to form the core of the “View and Do” capabilities needed by our Asset Management and Investment Banking segments. We have put Bridge staff into key positions in the reorganised Reuters and made good progress with integrating admin and finance functions.

4

     At the time of the September closing of the transaction, we said the monthly loss was down from $6 million to $3.5 million; this has now been further reduced to approximately $2 million per month, and this has not all been achieved just on the cost side as revenues at Bridge Trading are ahead of plan.

     We are benefiting from the cost-effective St Louis campus facility that we acquired with Bridge, by relocating various operations and support activities there and reducing costs. These will all help us deliver on our plan to make the acquisition earnings neutral in 2003 and accretive in 2004.

Reuters Performance Review – JVs, Associates and Investments

     As the last part of this performance review, let me turn to Reuters’ JVs, associates and investments.

     In October last year I made it clear that we would “sweat the assets” in our portfolio for maximum Group advantage. This resulted in a dispassionate look at the portfolio. Our approach was not just a passive sum of the parts calculation but a thorough assessment of which units are most closely aligned to our strategy and could drive benefits into the operating lines of the business. You will have seen when David took you through the numbers that, as result of this review, we have written down various of the investments that we made in recent years.

     A word about Greenhouse, in particular. We continue to regard the Fund, now known as RVC, as an important relationship. However, it has reached a stage where its size and investment capacity exceed our strategic needs. By setting up RVC, and opening it up to new investors, Reuters will reduce its financial commitments and claims on management time, while retaining a more focused exposure to leading edge companies and technologies.

     The review of our portfolio also reinforced our view that Instinet, TIBCO, Radianz and Factiva are assets with strong strategic significance and I will be returning to some of these in a little while.

Key issues for Reuters

     I would now like to discuss some of the key issues that my management team and I focus on from a strategic and operating viewpoint. I will only talk now about the first three of these: revenue growth, competitive positioning and Instinet, because David has already covered the last two.

5

Future Revenue Growth

     First on my list is delivering revenue growth. This is all about the work we are doing to transform the business led by our new customer segments, supported by the market upturn that will eventually come.

     On the slide behind me I have attempted to depict how revenues grow from a product-based world to a customer segment world. In the near-term we are focusing on selling our existing set of products, enhanced by the early fruits of the business transformation programme. So, for example, 3000 Xtra, which has continued to sell well even in this weak market, will have Instant Messaging and Bridge transactional capabilities incorporated into it later in the year.

     Going forward, all three segments in financial services will benefit from our fast maturing consulting and solutions capabilities as the segments look to capitalise on developments like T+1 settlement, Basle II risk standards and STP.

     Over the longer term, as we move to the right of the slide, each customer segment will focus on developing a more specialised offering; however, we will seek as far as possible to drive them from a common scalable back-end. For example, Investment Banking is developing Reuters Knowledge, a new product aimed at the under-served corporate finance market worldwide; Asset Management is developing its Advisor Workstation to focus on the needs of the funds management community; and Treasury is now launching Reuters Dealing Link to provide a lower-priced entry point into the Dealing network. This is exactly the type of specialisation that I hoped a more customer-focused organization would move to.

     I would like to focus for a moment on Straight Through Processing, because it represents an attractive opportunity for Reuters. Tower Group has sized the potential market at over $19 billion over the next four years. STP is all about automating transactions by standardising the use of data, processes and workflows both within and among institutions. Reuters has three key strengths that position us to compete effectively in this space: (i) our global expertise in the provision of structured high-quality data and data management solutions, including our recent joint venture with CapCo, (ii) our transactions management capabilities provided by InterTrade Direct and Bridge and (iii) our messaging middleware and integration technologies provided by TIBCO.

6

Strengthening Our Competitive Position

     We also intend to drive revenue through further strengthening our competitive position. The good news is that Reuters remains the global leader while former competitors have gone out of business or merged, including: Telerate, ADP, Quotron, Knight-Ridder and now Bridge. These accomplishments, including the hard fought battles in the US, should not be overlooked.

     However, they are not all gone. Bloomberg still remains, and is a tough competitor, and as Reuters business evolves and expands in scope, we are bumping up against other competitors, including Thomson, Factset and Sungard. What are we doing about it? We are focusing on not fighting every battle, but on concentrating our efforts where they will really count:

(i)	Leveraging our global scale for operating advantage;

(ii)	Delivering great, differentiating service;

(iii)	Using our superior open technology, consulting and industry partnerships to drive solution sales, and

(iv)	Creating compelling and exclusive content –

– and I am looking at our Editor-in-Chief as I say that.

     Let me focus a moment on the global scale and service in the competitive context. Reuters has over 600,000 user accesses while our closest competitor has fewer than one-third that number. However, Reuters has frankly not done enough to make that potential scale advantage count in our favour. What we need to do is have larger common back-ends feeding segment specific products – in other words, fewer, better, scaleable products. In 2001, we took important steps towards achieving this goal, not the least of which were selling off sub-scale local services and eliminating rival internal projects.

     In terms of providing better service, we are starting with the goal of designing easier-to-use products, but in the meantime we are increasing by approximately 20% the number of client trainers for our large focus accounts despite the overall reductions in our headcount. We believe this will pay off in terms of customer satisfaction which we are measuring for the first time and which will be part of the bonus of every senior manager in the company – starting with me.

7

Instinet

     Now, let us take a look at Instinet. Instinet has long been a generator of cash and value for Reuters, so it is understandable that there is considerable interest in how we view Instinet’s current position. Instinet operates in a marketplace which has experienced significant volatility of late. The company lost liquidity to competitors in Q4 and Nasdaq volumes were down too. This was seen in some quarters as a signal for concern about Instinet’s longer-term prospects but I believe this has been overdone.

     There is much to be positive about at Instinet. The company is fundamentally sound and profitable. It has critical mass on the sell side, but is much more than a commoditised ECN: the great majority of the top US buy side firms use Instinet. The company also has a clearing and settlement business and important international operations.

     Furthermore, Instinet is not standing still. David has described some of the aggressive action that it is taking on the cost side. The company has also moved to a segmented pricing model and is rolling out significant new products this year, including sophisticated portfolio trading tools matched to the specific needs of its different client segments.

     Finally, we believe that through Instinet, Reuters is well placed to participate in the next stage of development in the US equity markets.

Outlook

     Having taken you through the issues as I see them, I would now like to give you some guidance on the outlook for 2002.

     We expect Reuters recurring revenues to grow in overall terms in 2002, reflecting a full year contribution from the recently acquired Bridge. Excluding Bridge, 2002 revenues would decline on an underlying basis. In terms of phasing, based on the cyclical downturn we are seeing in financial services, we currently expect underlying recurring revenues to decline 2 to 3% in the first half of 2002. As a result of the lag effect inherent in our subscription model, the second half is likely to come in slightly below this rate.

     Our outright solutions sales, which grew 7% on an underlying basis in 2001, are expected to show good growth again in 2002. The timing of these revenues is, as always, difficult to predict but Reuters has an encouraging pipeline of revenue prospects, weighted toward the second half.

8

     David has already taken you through the detail on our plans for margin improvement. I will just underline that our ambitions here do not stop with the 12% margin we expect in 2002.

Summary

     I would now like to draw my presentation to a conclusion by picking up the key points of our strategy as outlined in October. The goal is sustainable double digit earnings growth. The drivers are:

(i)	Put the customer at the heart of what we do;

(ii)	Make our global scale count; and

(iii)	Focus and innovate.

     The Process is the two-phased programme that I described in October: the first phase, or “self help”, is going well.

     I hope that over the last six months we have been able to give you a clearer understanding of what the business transformation programme is all about: what we have been spending the money on; what the savings are, and when and from where they will come.

     The second Phase is one of solid revenue growth driven by:

(i)	the product investments made in Phase 1;

(ii)	contributions from Bridge and the core Reuters portfolio, and

(iii)	the cyclical recovery we eventually expect to occur in our markets.

     The key variable in determining our success over this multi-year programme will be Performance. From my perspective, I can tell you that we are instilling an unrelenting performance culture at Reuters. We believe that you should already be able to see the first tangible signs of this progress on the cost side of Phase 1, and I want you to know that we will be no less committed to delivering the complete earnings equation.

Thanks for your time this morning.

9

ARCHIVED

This presentation may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Preliminary Statement for the year ended 31 December 2001 under the heading ‘Risk Factors’. Copies of the Preliminary Statement are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

REUTERS PRELIMINARY RESULTS 2001

Presentation to Analysts

12 February 2002

David Grigson, Chief Financial Officer

David Grigson:    Good morning everyone. Today is the last time we are going to present our results using the product based division that you have seen in previous presentations. Starting with the first quarter trading statement in April we will be presenting our numbers in a new organisational format. So that you can populate your models with appropriate base data, I have provided an indication of how the full year 2001 numbers would have looked in the new format as a supplementary schedule in the back of your presentation booklet. This data is still only an indication, albeit a reasonably accurate one, because we are still in the transition phase of bedding down the new organisation. For the time being we recommend that in building your models you continue to focus on our recurring and solutions revenues, as it is for these categories that we will be providing future guidance.

Financial Headlines

     These are the headline bullet points from these results. The story behind these headlines will become apparent in due course, but I also hope that you will sense from today’s presentation that things are changing in Reuters. You will notice a greater emphasis on introducing new disciplines supported by new processes, on narrowing the focus and on having a proper alignment of strategy, resource allocation and performance measurement. In short, evidence that we are managing the business to meet the objective we set ourselves last October of delivering sustainable double digit earnings growth.

1

Reuters Group

     These are the high level financials in a format that you will be familiar with by now. I will run down this slide fairly quickly as I will be covering a lot of this in more detail later in my presentation. Revenue for the year was £3.9 billion, up 8% in overall terms and up 2% on an underlying basis. The difference between overall and underlying growth is split pretty evenly between the currency effects and the impact of acquisitions, the largest of which was Bridge.

     Our operating profit from divisions was £646 million, up 6% in overall terms. Underlying divisional operating profits, which excludes the first three months integration costs and operating losses in Bridge, were up 7%. This improvement has been driven by Reuters Financial which grew by 9% on an underlying basis, and by tight cost control in Reuterspace and in Instinet.

     Business transformation costs were £164 million for the year and we incurred a further £99 million relating to other restructuring charges, principally severance costs in response to deteriorating market conditions. I will go into more detail on these numbers later in the presentation, but it is worth saying here that these costs are shown separately because they are truly incremental to the underlying cost base.

     Our share of losses in joint ventures and associates were £70 million, up from £16 million last year. I will come back to this on my next slide. Our normalised profits before tax were £304 million against £457 million last time, reflecting the increased investment in business transformation and restructuring charges, as well as the start-up losses and joint ventures and associates. We incurred a goodwill charge of £93 million and booked net losses on fixed asset investments of £53 million, again a number I will come back to on a later slide.

     All this adds up to reported profit before tax of £158 million in 2001. As I said, there are two numbers on the slide, the losses from joint ventures and associates and the net losses on investments for which I promised further detail, so let me get to those straightaway.

Joint Ventures, Associates and Investment Income

     There are three reasons why the losses on joint ventures and associates were higher than previously anticipated. First, about half the difference is due to restructuring costs and asset write downs incurred in these entities. TIBCO, for example, has booked $21 million of restructuring charges, and we have seen similar costs elsewhere in the portfolio. Secondly, Radianz losses were higher than we expected. This is mainly due to the general downturn in both the financial services and telecoms markets, and particularly for Radianz the lack of third-party hosting revenue opportunities. Thirdly, we have added two new joint ventures in the fourth quarter, Capco and Icor.

2

     From an operating perspective we have seen some good performances in our joint ventures. In a very difficult trading environment TIBCO has grown its revenues by 27% this year. In fact, TIBCO’s revenues are up 8%.

     Looking ahead, we see aggregate losses from joint ventures and associates coming down by about £15 million in 2002. We continue to invest on this line with the expectation of significant future return. About half the losses in 2002 will come from Radianz, which remains critically important to Reuters as it is the catalyst for bringing together the financial community via standard IP delivery. In time this will lower our costs and our customers’ costs. Radianz is expected to be EBITDA break-even in 2002 and, unlike its cash-strapped competitors, it has no debt. In fact, there is $171 million of cash on its balance sheet. Capco, the second largest contributor to this year’s losses, is an important component of our STP strategy.

     We have established a far more rigorous approach to optimising the value of the existing portfolio and a much more disciplined approach to adding new investments. Philip Green, as Chief Operating Officer, has taken ownership of this line of the P&L to make sure that external investments get the same degree of scrutiny as internal investments. All such investments must be sponsored and subsequently owned by one of the customer segments or by the Business Technology Group. Through an initiative called Group Links, we have established a separate review and governance process to ensure we focus on delivering the strategic and financial benefits.

Gains/Losses on Investments

     This slide shows the gains and losses arising on disposals and write downs of our investments. We have taken write downs where we have concluded that the investments have suffered a permanent diminution in value. The largest single item is the book gain of £200 million that arose on the Instinet IPO that occurred in the first half. We have taken a net charge of some £145 million on the investments within the Greenhouse Fund. This reflects a level of prudence consistent with our position as a strategic rather than venture capital investor, as well as the substantial reduction in the value of technology stocks.

3

     Elsewhere we have applied the same degree of rigour that I referred to earlier to all other investments in the Reuters and Instinet portfolios. Write downs on Reuters investments amounted to £95 million and included full impairment provisions against our investments in Sila and Pedestal.

     That said, we have been deliberately conservative in our approach to the detailed review that underpins the £53 million of losses. At the year end, the book value on the Reuters balance sheet of our joint ventures, associates and other investments, not including Instinet, was £571 million. Of this, £313 million related to quoted investments. If we mark these to market, they show a value of nearly £1.3 billion, more than twice the book value of the entire portfolio, suggesting that this year’s write-down should be seen in the context of considerable value creation over time.

Reuters/Instinet split

     This slide breaks down the results you saw earlier between Reuters and Instinet, and I shall highlight a few numbers that are worth talking through. About two-thirds of the way down this slide, you will see the normalised operating profit margins for Reuters and Instinet. These have been calculated including the Business Transformation and Bridge integration costs and after all restructuring charges. I have a slide later that specifically deals with the expected margin improvements we are looking for in 2002 in Reuters. The normalised tax rate for the Group was 35%, just as we flagged a year ago, split 25% in Reuters, 43% in Instinet.

     On the EPS line, we see that both parts of the business contributed 6.8p to the Group’s normalised earnings per share of 13.6p. The full year dividend is 10p, as we said it would be in October, and I have deliberately shown this dividend in the Reuters column as it is the earnings and cash flow of this part of the business that will be used to support its payment and future growth.

Cash flow movement

     This chart shows how the cash flow for the Group divides up between Reuters and Instinet. The first and most important point to note is that the Group remains strongly cash generative. At Reuters, we demonstrated this point by reference to the operating profits to cash conversion percentage that in 2002 was unusually high at 118%. Just like last year, this number has been boosted by the high level of severance costs that has been provided at the end of the year for people leaving early the next. Excluding the impact of these provisions, the cash conversion percentage would have averaged 99% over the last two years, still representing strong cash conversion. The Instinet IPO generated £339 million of cash for the Group. Instinet reinvested part of this in its acquisition of ProTrader, while Reuters spent over £400 million on acquisitions including £255 million on Bridge. As at 31 December, the Group had £138 million of net cash, with £840 million held in Instinet and net debt of £702 million in Reuters.

4

Reuters – revenue by quarter

     The bars on this chart show the absolute demand of revenue by quarter and the year-on-year underlying growth rates for the Reuters part of the business. You have seen the first three quarters before, so let me concentrate on quarter four.

     The 1% decline this year is due to a combination of outright solutions revenues not quite matching last year’s excellent Q4 performance and the continuing challenging trading conditions for Reuterspace. For the full year, underlying growth on Solutions revenues was a healthy 7%. Recurring revenue growth on the same basis was 3% for the year, up 4% in Reuters Financial, partly offset by a decline in Reuterspace.

Reuters Financial

     This slide shows the results of Reuters Financial, broken out between the two product-based divisions, Reuters Information and Reuters Trading Solutions, as well as the revenue for Bridge. Underlying revenues for Reuters Information were up 5%, reflecting continued demand for our core information products particularly at the top end of the product range. In the middle tier, underlying growth was 1% with the growth of Reuters Plus in the US offset by revenue declines elsewhere. Other revenue, which includes additional information sets and add-on services, grew 4% in line with Reuters Financial as a whole. Underlying revenues for Reuters Trading Solutions grew by 2%, and conversational and other dealing products within transactions saw revenues fall 6% with a slower rate of decline in the second half than we saw in the first. Profits for Reuters Financial were £541 million, up 9% on an underlying basis. The profit number includes losses from the Bridge businesses of £20 million, of which £17 million were integration costs. Reuters Financial operating margins were 19% overall and, excluding Bridge, were up on last year.

Reuterspace

     Actual revenues in Reuterspace grew 8% but underlying revenue declined marginally by 2%, reflecting the more challenging sales environment for online media and research and advisory information particularly in the US. Revenue performance was also affected by the discontinuation of various activities within Reuterspace as part of our initiative to focus our investment on activities that leverage our global scale. The full year operating loss came in at £60 million, some £3 million better than our predictions at the half-year.

5

     After a thorough review, the activities of what was previously Reuterspace are now fully integrated into the rest of our Corporates and Media customer segment. Sarah Dunn and her team only intend to preserve those businesses that offer the greatest opportunity to leverage Reuters assets, skill and scale, and she has already demonstrated that she is not shy of disposing of those businesses that do not. In aggregate, the businesses that made up Reuterspace last year will see their losses come down to less than £15 million this year, as we previously indicated.

Instinet

     These are the high level financials for Instinet. They differ from the results announced by Instinet yesterday in so far as they have been restated under UK GAAP, and on this slide I have also excluded Instinet’s restructuring costs. The US to UK GAAP reconciliation can be found as a supplementary schedule in your presentation booklet.

     2001 has been a year of considerable fluctuation in Instinet’s trading performance. Following two consecutive quarters of record trading volumes in the first half, Instinet has seen a number of factors combine to make for a more difficult trading environment in the second half. The combination of regulatory changes, including the introduction of NASDAQ’s Super-Soes in July and increased competitive pressures from other market participants has caused Instinet’s NASDAQ market share to fall to 11.7% in Q4. The result is that Instinet finished the year showing flat year-on-year underlying revenue growth.

     Instinet has responded aggressively on two fronts. First, they have reduced prices to encourage broker-dealers to add liquidity to the Instinet book. Secondly, they have moved rapidly to reduce operating costs. Headcount was reduced by over 230 people, some 11% of total staff, in the third quarter last year and this, together with other cost-saving measures, has reduced the annual fixed cost run rate by a about £150 million as compared with the first half of 2001.

     The result was that operating margins remained above 20% for the year and profits grew 4% on an underlying basis. Yesterday, Instinet announced steps to reduce the annual fixed cost run rate by a further $60 million during the first half of 2002, as a result of which they will incur a further $25 million of restructuring charges.

6

Business Transformation and Other Restructuring – Reuters

     This slide shows the total amount we have invested, or are planning to invest, in Business Transformation and restructuring in Reuters as well as the savings that we have derived, or expect to derive, from these measures. In 2001 we invested £246 million total, of which £164 million was invested in the projects that make up the Business Transformation programme and an additional £82 million was spent on restructuring costs.

     Looking ahead to 2002, we intend to invest a further £75 million, as previously indicated in the Business Transformation Project, as we continue to develop common product architectures and strive for greater process efficiency within the new organisation. One by one these projects are being absorbed back into the business and, although we will continue to monitor both the costs and the benefits on a project-by-project basis, we will not be breaking out the cost of these programmes separately from now on.

     On the cost-saving side of the equation, our cost-saving measures, many of them resulting directly from the Business Transformation Programme, have both grown in ambition and have been accelerated as 2001 progressed. Tom will return to this later but the result is that Reuters is exceeding the previously announced expectation for total cost savings by £5 million in 2001 and by an anticipated £15 million in each of 2002 and 2003.

Margin growth in 2002

     In October, we provided you with our medium-term margin target of 17% to 20% for Reuters excluding Instinet. This slide shows the progress we expect to make towards this margin target in 2002. Our 2001 normalised operating margin at 7% represents a nadir in our internal transformation programme. This is the left-hand column on the chart behind you. By simply not repeating the same level of business transformation and restructuring spend in 2002 and excluding the specific impact of Bridge from the 2001 margin, we would expect to see a 7% margin uplift. The incremental cost savings in 2002 you saw in the previous slide will deliver a further 4% improvement.

     However, working the other way is the additional money we have put aside to invest in new products which is worth 1% off the margin in 2002. The combination of declining revenue and underlying cost inflation delivers a further 3% margin reduction. On a pre-Bridge basis this would deliver an operating margin of 14% in 2002. The impact of Bridge integration activity in 2002 brings us down a further 2% to the 12% we are currently estimating for the year.

7

     Looking ahead, we expect to be investing further in new product development in 2003 but with both business transformation and Bridge integration costs reducing and the increased momentum of transformation benefits coming through, we anticipate further progress towards our margin targets in 2003.

     In summary, we have achieved a resilient operating performance in the most difficult trading environment we have experienced in a long time. We are delivering on the objectives of the business transformation programme and have set the foundation for the self-help phase of the five year ambition we outlined in October. In addition, we are completing the transition to the new customer focused organisation which in time will drive our product development engine, allowing us to deliver the new revenues that will sustain our earnings growth. We have taken the first steps to make Reuters a more flexible, more responsive and more innovative organisation, while bringing to bear the tighter management and financial disciplines that will help to unlock the tremendous profit potential of this company.

8

Exhibit 99-7

Exhibit 99-7

ARCHIVED

This presentation may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Preliminary Statement for the year ended 31 December 2001 under the heading ‘Risk Factors’. Copies of the Preliminary Statement are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

Reuters Preliminary Results 2001

12 February 2002

Question & Answer Session

          Guy Lamming, Lehman Brothers:    When in your internal budget are you factoring in a turn in the business cycle in the financial services industry? Secondly, could you give us a flavour of your acquisitions strategy?

          Tom Glocer:     I will tackle both of those. The good news is that we are not factoring in to our 2002 budgets a turn in the financial cycle. I listened to a lot of good macro economists from many of your firms and they are very bright people. However, it is not my business to know the difference between a V-shape a U-shape or a L-shape recovery; so we have budgeted 2002 on a basis which reflects the current trading conditions and the lag coming through in our subscription sales. That is why there is the phasing from Phase 1 to Phase 2. On a personal basis – from my discussions with lots of people across many firms – I am optimistic that we will see a turn, though at the moment I would not bake those into the numbers that we are delivering in our 2002 margins.

     The second part of your question was about acquisition strategies. When I was in private practice – I was an M&A lawyer – I used to tell clients that they had to adopt a ‘no comment’ policy and stick to it because it is no good to comment only when you are not doing something. Now I am finally in the position of taking my own advice so I would like to establish first, a general statement that we have a ‘no comment’ policy on specific opportunities. I can offer a general response that I view acquisitions as being one component – though by no means the exclusive component – in building towards increased revenues. The other two important ones are obviously organic growth and partnership. We certainly have used, and expect to continue using, all three in different combinations. Ultimately it becomes very fact specific – what you do and where.

1

          Neil Blackley (Merrill Lynch):    Will you comment on pricing trends in your key products for the coming year? Also, has there been any pressure, or do you believe there to have been pressure, from Thomson in particular, following Primark and getting a more co-ordinated act together with ILX? Further, would you update us on the introduction of the instant messaging product?

          Tom Glocer:     Three questions there: I would like to jump in on my favourite theme – the instant messaging product – but today I will content myself with suggesting that you spend time playing with the demo. The most important aspects of this are the ability to merge both the instant messaging and email paradigms – so you can send a message and it can go into either model – and the ability to permit workflow collaboration – so that, for instance, you can send a tear sheet or a price chart without sending the whole file, by simply dragging and dropping on an icon whatever is on the screen. I will leave instant messaging there.

     As for Thomson general competition, certainly in the US we have lived with competition at the very low end from ILX for a long time. The Reuters Plus proposition has always been to sell a more technologically advanced dynamic product and we have done quite well, including face-to-face competition with ILX in all the big opportunities. Thus in 2001, for example, we won about 12,000 accesses at Prudential Securities – a large US retail broker. ILX is competing in every single one of those: at Prudential where we have 17,000; at Charles Schwab, etc. There are some interesting opportunities coming up this year which will no doubt be in there. I have not seen a great deal in the way of competition in the European theatre with the Primark assets. Thomsons is a very good firm so that should not be discounted.

     Finally, coming back to the first part of your question, the pricing issue: the Reuters advantage has always been that we operate along a price curve – so from an expensive price point at the high end, above 3000 Xtra, if you want to derive a per se price for a risk management, say, and other solutions, right down to the sub-US$100 price point in something like US retail equities. That gives us the flexibility to do something other than just lower our price. Essentially, we can enter into a solution sale with the client and grade down to a lower mix of functionality and content if there were a particular price point. The reality is that people’s budgets have constraints upon them, which gives us a little more flexibility than having to go strictly into head-to-head price competition.

2

          Neil Blackley:     You would not decrease pricing on a like-for-like basis in any products this year?

          Tom Glocer:     We have increased our pricing to recover inflation in general. When we do very large transactions, we have always engaged in a sensible commercial arrangement, because typically people are taking more than just a particular product, so we have a conversation about the various elements in the package, and that is one of Reuters strengths.

          Neil Carter (ABN Amro):    On the 3000 Xtra, can you tell us how many accesses you are up to now? How long do you think it will be before you manage to position the 171,000 current top tier of user base on 3000 Xtra?

          Tom Glocer:     The last number I saw at year end was 56,000 sold – the target was again another 25,000 this year, so our target was 50,000. Importantly, we have been able to increase the installation rate as the product matures, so that has gone up to the 60% figure that I quoted up from 39% at this time last year. In terms of how high is up, I would like to get 3000 Xtra in front of as many clients as possible. There is some natural resistance in firms that do not want to sometimes go through a large swap-out programme until they are ready. We do not have a particular year target for when all 171,000 including perhaps others that will also upgrade, but it is something that we are clearly moving to.

          Neil Carter:    How easy is it to fit instant messaging into that installed base?

          Tom Glocer:    That is not difficult. If you want the real answer, we have our Chief Technology Officer, Mike Sayers, here. The desktop integration is relatively straightforward and you can see it nicely working there. The more difficult question is the very much customer-by-customer site specific integration of how you pass through the firewalls and assure reliability and security. That is one of the Reuters advantages. It is one of the reasons why Microsoft was eager to work with us because we already do that so much with the other realtime flows of large amounts of data. There are challenges involved. It is an interesting opportunity also for some of our consulting resources.

3

          Patrick Kirby (Deutsche Bank):    Could I ask a couple of questions about the joint ventures, first on Radianz? To what extent are you making any revenue growth assumptions in getting to your EBITDA break-even target for the current year? Or is it because development costs are coming down? Secondly, could you give us an update on Atriax and how that is progressing, because you did not really mention that in the presentation.

          David Grigson:    I hope I implied that this year’s slight under-performance on our expectation on Radianz was lack of progress on revenue. Part of that was for the reason I gave, which was that they just had not had the same opportunities that they foresaw, particularly in third-party hosting. The other issue has been consistently that it has taken a little longer to migrate the Reuters connectivity over, but that is now accelerating and at some speed, and we have some pretty aggressive targets for next year. As that does so, certainly Radianz expectation is that they will be able to bring in high levels of third-party revenue. Next year is roughly the same level of operating losses as this year, implying roughly the same level of share for us this year. This is based on a high revenue expectation and a higher cost expectation as they invest in the infrastructure necessary to enable that migration to take place.

          Tom Glocer:    I am going to pick up the tail-end of Radianz and then answer Atriax. I am quite excited about what is going on at Radianz. As David mentioned in his presentation, they are debt free, they have cash on their balance sheet, they are really in investment mode. The goal has always been to build the extranet for the financial services industry. When you look at what has happened competitively this year, Global Crossing, which was a significant competitor, is now in bankruptcy. It doesn’t mean they can’t come back, but it obviously presents operating challenges. Savvis, which is the provider to Bridge, we are on both sides there, so that it is really a very bright picture for Radianz, especially as we transfer an increasing number of our Bridge connections over to Radianz itself.

     To answer your question on Atriax, there is not much I can say there. The situation is quite dynamic. It is one of the positions that I would say is receiving the scrutiny as part of our overall portfolio, but we do not have anything to announce yet today. I would like to leave it there.

4

          Vighnesh Padiachy (Goldman Sachs):    A question for David and one for Tom. David, just to get the margins straight, you are saying 7-12% on a normalised basis. You are also saying Reuterspace losses have come down from £60 million to about £15 million. Am I working it right, because it looks as if there is not a lot of improvement at Reuters Financial, in terms of the EBIT margins for 2002?

          David Grigson:    No, I don’t think you are. The cost savings that you saw on one of the slides, which showed an incremental cost benefit next year of about £120 million and the cost savings that we have enjoyed in 2001 into 2002. That number includes the reductions in Reuterspace losses, so we are not double counting that, it is included in that cost reduction number. It is that cost reduction number which is delivering the 4% margin uplift. Clearly, the other side of that coin is that at a time of declining revenue and at a time when the 90% of our cost base which has been retained within Reuters is seeing some small degree of cost inflation, you would expect there to be some balance between the cost reduction and pressure on margins as a result of that. What we currently call Reuters Financial would expect to see its margins increase next year. The other factor influencing that is that higher level of investment anticipated in new product development. However, the Reuters Financial margin would increase slightly next year.

          Question:    Tom, could you give us a little more colour on Reuters Trading Solutions and why you think it will be great? You talked about orders in the pipeline, but could you give us some more colour on that?

          Tom Glocer:    The overall size of the pipeline is larger at this point, this year, than it was last year at this point. I take that as an encouraging sign, given what the world has just been through. We are still seeing an interest in projects that can have a real ROI attached to them. There are a number of really large projects out there and obviously, when we look at our prospect pipeline, we do a weighting based on an assumption of what we think we will get, or not get.

     I would not characterise this as a wild upmarket year in solutions – I think we can put in another good performance like last year. The prospects are weighted to the second half and I give my usual health warning: whether they come in on the 31st or the 1st of a particular period can have a bearing. I would not look for a large upturn in the first half of the year, especially given the strong comparison from the year before, but for the year as a whole we are quite confident.

5

          John Clark (Brewin Dolphin):    First of all, a point of clarification: you said that the book value of certain investments was underlying £1.2 billion if you marked it to market. Could you clarify that?

     Secondly, on Instinet, are we talking here about such a sea-change in the way that the whole NASDAQ operates? Does it threaten Instinet’s future, going forward, as an independent entity? Associated with that, there seems to be quite a mismatch between the cash in Instinet and the cash deficit in Reuters at the moment.

          David Grigson:    There is clarity on what I said about levels of investments and our book value and the mark to market element. After having taken the write-downs that we have taken, we are carrying £571 million worth of book value of our joint ventures and associates, and that excludes Instinet.

     The point I was making was that, within that, there are various quoted investments, with TIBCO clearly being the largest. The book value of those investments within that £571 million is £313 million and, if you mark those investments to market, they are worth £1.3 billion. The point I was making was that £1.3 billion against the book value there represents some significant value creation and therefore we should put our write-downs in the context of that value creation rather than just looking at them in isolation. Greenhouse was included in all those figures.

     On cash flow, when we structured the IPO, we very purposefully left cash in Instinet for a very good reason which is that Instinet needs a strong balance sheet to compete. It needs cash on that balance sheet to compete and clearly we foresaw that there may be opportunities in this marketplace and ProTrader came along with an opportunity not that long afterwards, to make acquisitions to consolidate and strengthen their position.

     We also felt that Reuters, simply because of its scale, size and cash flow characteristics, could and should bear some level of debt. That is how the position looked in May. Subsequently, Instinet has made a small acquisition – ProTrader – and Reuters has made a significantly bigger acquisition, the biggest in our history, which is Bridge, and therefore the balance of cash and debt has moved accordingly. Both companies have been very cash generative through 2001 and, particularly in the case of Instinet, that has given them a significant boost in their year end cash position too.

6

          Tom Glocer:    The good news here is that Instinet has built up a remarkable franchise, especially in the US equity markets. It is a profitable, large business, with 20%-plus margins. That has attracted a great deal of competition and that, coupled with structural changes in the market, makes for a very active time at the moment.

     Looking to the future, it is very much as though you have seen the first part of the movie but what you have not seen yet – although Doug Atkin began to outline it last night on his conference call – is The Empire Strikes Back. What happens in the sequel? There is a great deal of product development coming ready – two, in particular, out of Instinet. They have become much more sophisticated about segmenting the different parts of their market – hedge fund versus active manager versus passive manager and so on – and they are delivering products against that.

     First, you will see some very interesting product coming out; secondly, they will become much more aggressive in their whole marketing plan. You can see that in their price adjustments on the sell side. Thirdly, although I will not go into it in this forum, there are many opportunities that have now opened up for Instinet as to one or another direction in which Reuters Group could guide them, to participate in the next development of those markets. This should not be viewed as a doom and gloom story at Instinet at all.

          Matthew Owen, Morgan Stanley:  [Microphone not working]  The first question was on provisions. The second question is, how many quarters, if any, in 2003, are you expecting to see Reuters Information revenues fall?

          David Grigson:    On the provision point, within Reuters I made that within the context of a £50 million beneficial movement on working capital, which had contributed to our 118% profits in the cash conversion percentage. What is driving that £50 million is principally the additional provisions we have made towards the back end of the year, particularly severance related to the headcount reduction, and all of that will be spent in the early part of 2002 as the individuals leave the company.

          Tom Glocer:    The second part is, what sort of guidance will we give for the second part of 2003? Coming back to the earlier remark, I said that I do not want to call when in 2002 we will see the market turn. By guidance, we try to give you something that we hope is useful to you, which is looking at the business – what can we really see? Our visibility goes out, as far as we have tried to give it, and we are now going up to 12 months. We are just not in a position now to give you that sort of guidance for 2003.

7

          Question:    Could I ask that in another way? If you look at the terminal cancellations that you saw in the fourth quarter, presumably those cancellations will only impact revenues in the fourth quarter of this year. Do you have any cancellations so far that will not actually manifest themselves until 2003?

          Tom Glocer:    I may not have understood the question. Cancellations that have come through – let us say in Q4 2001 – will be flowing through already into revenues. They are in fact reflected in how we get to the 2% to 3% down in this year. The lag is more like a three-month lag, not a 12-month lag.

          Patrick Wellington, Schroder Salomon Smith Barney:    I have three questions. Tom, you were quite optimistic about the installation rate on Series 3000 Xtra. Last year, you sold 29,000 and you installed 24,000, and you have a 21,000 backlog and so you are asking your key customers to wait 12 months for their Series 3000 Xtra, by implication. That has been the situation throughout 2001.

     Secondly, David has given us some indication of cost savings for 2003. Would you like to give us an update on when you think you might enter your margin target of 17% to 20% in the 2002 to 2006 range?

     And Tom, although you cannot talk about revenue guidance, you intimated to Neil earlier that there is an element of trading down amongst customers. Can you tell us about how your conversations with customers are going at the moment? Are they entering them saying that they have flat to down budgets and that they need you to accommodate this? What does that do for your revenue mix, going forward?

          Tom Glocer:    Let me tackle the first one, which is the installation rates on 3000 Xtra. These are driven as much by the customer as they are by our end – in fact, more so. When we sell large units of 3000 Xtra, the Focus Group Account customers taking 2000 3000 Xtra per a global deal, those will often not be rolled out until they link up with whatever the next generation technology plan is for the financial institution. So we see them as a sale when we sign a binding contract, or they sign a binding contract, saying we will take 3000 of them. They do not actually turn into revenue, and get installed – we would like to do that immediately, but there is often a fairly long process.

8

     Also, with the more sophisticated installations – such as the Dresdner one that I mentioned – there is often much more of an integration issue with various elements that are coming from the customer themselves, as well as third parties. That is the colour around the Xtra installations.

     I will jump to the trading down question and hand over to David for the middle part. It is really impossible to generalise in terms of the types of conversations. There are large institutions that not only have a flat budget but have a downward budget. Sometimes those are the most positive conversations, because sometimes those conversations are, ‘Look, we have been doing this for a long time by ourselves, we have a large internal IT staff, what can you do for us that allows us to hand this internal mess over to you?’. So we gained quite a number of opportunities that way. There are others where people just say very honestly to us, ‘Look, I don’t care how good your product is, this year we are just not going to be doing anything’, and it is a mix of those conversations in different parts of the world coming through. All of that gives rise to the outlook and what we are seeing flow through from the previous year.

          David Grigson:    I was reluctant in October to give too much guidance as to when Reuters would expect to jump into this range, and the excuse I gave then was it is just too uncertain, there are too many moving parts, the world is an uncertain place and I would rather not be held to anything. Right now, I do not believe that anything has fundamentally changed greatly. What we are trying to give you here is a sense of what the dynamics are within our margin, the things that we can take action on, the self-help components which will help drive our margin up, not spending on things like Bridge. Transformation programmes, which are costs that will come down in 2003 and then 2004, will also make a difference. Everything in our plan is geared towards putting the pieces in place that will drive revenue growth, which means some level of increased product development investment. The other key variable is just what is the revenue line going to do. As we have seen in 2002, the fact that our revenue lines are coming down puts some downward pressure on our margins. In 2003 it is difficult to see that that will be a major kicker but let us hope it is a major kicker in 2004.

9

          Mark Braley (Cazenove):    I have two questions. First, Tom, you talked about measuring customer satisfaction for the first time. Will there be any data there that you can share with us at some point in the future as to how those trends are moving? Secondly, on Instinet, picking up on something that came up on the conference call last night, Instinet are obviously planning some quite deep cuts in their pricing to their broker-dealer segment. The question arose, if that did not work in terms of stabilising market share, whether acquisitions were on the horizon and, if they were on the horizon, whether the Instinet management thought that Reuters would be willing to stand behind those acquisitions. Would you care to comment on that one?

          Tom Glocer:    I shall remember what I just said a little earlier and not comment on it, other than to say that Reuters owns 83% of Instinet and there isn’t an Instinet acquisition strategy separate and apart from what is best for the Reuters Group and the Reuters Group shareholders.

     On the issue of what happens if one thing or another does not keep the liquidity, the best I can do is point to the published figures that Instinet publishes weekly on their website and monthly in a more comprehensive format. As Doug Atkin (CEO, Instinet) was saying, the market share seems to have stabilised and inched up a little. That may well be as a result of the smaller test programme that they have had running with their new segmented pricing. If that limited test did stabilise, inch it up, that may be a good sign for the more comprehensive plan. However, it is a very volatile market, with many factors and there are competitor reactions as well. Therefore, we are taking it one step at a time. Instinet is especially focused on getting their cost base in the right place to compete in that environment and pushing out the new products that they have been working on, which is why I referred to it as The Emperor strikes back.

     David and I need to sit down with Philip Green, our Chief Operating Officer, as well and figure it out. We are measuring many more things at Reuters. We did not talk today much about our balance scorecard but there are a number of measures on there, and I am sure you generally operate on the principle that more is better and we will figure out what is good or not. We will sit down and work out which are the targets that, over time, we believe will give a good flavour. It may very well be customer satisfaction but we want to burn it in, put our wallets against it in the first year in terms of having management bonuses rely on it, and then make the decision on sharing it.

10

          Michael Picken (Credit Suisse First Boston (Equities) Ltd):    I have a few questions, coming onto your revenue guidance. First, can you give us a run rate or a split between the first quarter and second quarter, so that we can get a feel for what that trajectory looks like? Secondly, coming back to Patrick’s question, I wonder whether we can get from you, in simple terms, what you see as the volume/price mix/split and, if not, at least tell us what you think volumes are going to do, as that is useful to think about the long-term repercussions of what we are seeing in the market? Thirdly, can you comment on competition in terms of whether you think Bloomberg is doing better or worse in that respect and, interestingly, whether Bridge and the assets you have acquired have been particularly badly affected? Finally, could I ask what degree of confidence do you have that these are the last revenue guidance figures you will give, particularly in the context of what may be another round of cuts that we may be heading into?

          Tom Glocer:    Let me start at the end and hand over to David for the first parts of the question. I am not sure I understood the question about the last revenue guidance we will give. We will be in a regular cycle of giving you whatever our best look forward is. I am sure there was more to your question that I just missed.

          Michael Picken:    The question was mainly are you going to bring it down or whether this is a level on which you would bet significant amounts of money?

          Tom Glocer:    We have a high degree of confidence that this is an achievable plan. However, you need to recognise we are operators and life can change, such as if there is another Trade Center attack, or if banking business does not pick up for all of you during the next 12 months and you go through round after round after round. It is not a guarantee but it represents our best look, what we believe is achievable and what we as a management group are willing to put in to be paid our performance pay against. I am not sure that I can give you much more colour than that.

     On the competitive position, including the Bridge aspect, Bridge Trading, as I have mentioned, did rather well in the several months since the acquisition. On the information side, there was no unusual pattern. Bridge moved in line with the rest of our business. We have acquired some really attractive technology and some great people from Bridge, so we really believe strongly in it as an acquisition. You will notice that we are not breaking out a separate ‘Here are our sales of Bridge terminals’, because the most successful thing from the acquisition will be the deep integration of both the people and the capabilities right into the product line.

11

     More generally about competitors, and Bloomberg in specific, we compete across a whole range of different markets. In some markets, the Associated Press and World Television is a competitor. Bloomberg is a competitor in the specific high end 3000 Xtra versus Bloomberg box. We have not yet seen the industry market share work that comes out every year from Waters. We look at what we have done in 3000 Xtra during this year, which we think is a good achievement going from 25,000 to 56,000. What I do not have sight of is what Bloomberg did in the comparable period and we rely on a third party to give us that information.

          David Grigson:    On the first part, Mike, the trend in quality performance through the second half certainly, or the last three quarters of 2001, can help give that answer in terms of how to take our 2% to 3% revenue decline in the first half and split it between Q1 and Q2. I would suggest that you put the 2% into Q1 and the 3% into Q2, which also gives you some sense of why we are saying that in the second quarter the rate of decline will be slightly lower than in the first.

     As for the volume/price mix, as Tom made the point it is very difficult to generalise. However, in aggregate that will be a slight positive on the price and, therefore, a bigger negative on the volume, but you are talking 1.5% to 2% on the price and lower levels of decline in terms of number of accesses.

          Sean Eddie (Bank of America):    I have three quick questions. On Radianz, that market seems to be likely to be in carnage for some time. At what point do you think that, if third party revenues do not pick up, we should think about reconsolidating that cost base back into EBIT and at what point do you think you will make that judgment yourselves along with your partners? Secondly, on Bridge you are on both sides of Savvis, so I wonder what assumptions you have made on your EPS neutral and 2003 number on your participation on future Savvis funding?

     More philosophically, how do you run the balance between building common products and scaleable products on the one hand and tailor-made products through the individual segments going forward?

12

          Tom Glocer:    That third question is very interesting. I build the balance by having a more ‘object-type’ product line so that a commonality can be achieved on the back end – the basic, ‘I’m going to drive a quote or a news story or render a graph’, notably something that Reuters has tended historically to do more monolithically. Thus, in each geography there would be a different system, front to back, with customisation done as far as possible from the front end and, from a revenue perspective, with as much utilisation of ‘For Pay Reuters Consulting’. That is the philosophy.

     I will race through the other two in case you want to come back on them. Bridge Savvis: the cost of acquiring Bridge was to enter into a several-year contract with Savvis– our communications cost on Savvis. Our longer term strategic plan is to migrate on to Radianz because that is our strategic partner. The issue of the funding of Savvis and its relative health has two sides, the other one being a more aggressive migration to Radianz, which would be my preferred outcome.

     The first part of your question finally, on carnage in telecoms: because of Radianz’s strength – because of the partner, France Telecom Equant, their clean balance sheet and so on – they stand to gain. Just looking at the conversations they are having – I speak regularly to Doug Gilstrap who runs Radianz and to our partners at Equant – what David was referring to was specifically hosting business. However, in terms of larger contracts coming over, I think it looks quite bright.

          Question:    Coming back on the third question, can we have a rough idea of what the balance of costs would be – back end versus front end?

          Tom Glocer:    No, I can’t!

          Question:    Is it reflected in the supplementaries?

          Tom Glocer:    It is probably something we should go back and think about if you are interested, then produce something meaningful for you. I do not have a good enough breakdown for you.

          Charles Peacock (HSBC):    I have three questions. The 2-3% fall in recurring revenues that you talked about: you do not mind how much you are expecting third-party datafeed to fall by - whether there is a greater amount coming through that is pulling the figure down? Secondly, on the cost base, if you ignore the business transformation savings and the costs that you have had through this year, what has been the underlying inflation in the cost base and what are you expecting in 2002? Also, where are the particular pressure points? Thirdly, you commented that compelling exclusive content was critical: where do you stand in this? Are there actions that competitors or customers are taking that may undermine this position? Furthermore, are there any specific gaps that you see in your portfolio at the moment?

13

          Tom Glocer:    I will tackle the last one then turn over to David. I mentioned that I was looking at Geert Linnebank, because from my perspective certainly the most compelling and differentiating content we have is Reuters News. I had no chance to give the numbers in my presentation but our Media Group, on the back of the outstanding coverage that Geert and team did, 9/11 and post 9/11, have sold a significant amount of Reuters Television into the US, which has suddenly become interested in world events. The number I saw recently was an annualised $7.4 million of revenues in the last three months through sales to just three contracts in media. There is strength in other parts of the business, therefore.

     The broader question is what other content there is. We have considerable historical content; we have the Lipper funds content that Jane Platt is now taking full advantage of. I have told the four people who run our customer segments that I would be interested in looking at both the organic development and, where appropriate, the acquisition of additional content elements. It is an important part of the story and something that Reuters does well.

          David Grigson:    On the first two parts of your question: I said in my presentation that the datafeeds and added extra information services within Reuters Financial in 2001 had grown by about 4%, which was fairly consistent with the overall growth in Reuters Financial and it should not be assumed that it will be substantially different in 2002.

     The underlying cost question is interesting. For the year as a whole, putting aside the acquisitions and other major distortions, our costs went up very slightly by about 1% on an underlying basis. However, it has to be looked at in first half/second half. Our costs were rising in the first half and most of the cost savings have occurred in the second half, during which Reuters costs were down 6% on a like-for-like basis as a result of those actions.

          Charles Peacock:    Are you able to strip out the cost savings coming through? And for the costs that you are not cutting, what is the underlying rate of inflation in that and what sort of pressures are there within the ongoing costs?

14

          David Grigson:    Again, it is not dissimilar from the assumptions made in the 2002 margin factor that we built in for some level of costs inflation in our underlying cost base which is mainly salaries and people-related anyway. It is just over 50%. It is fair to assume it is something of about 2%.

          Andrew Gordon-Brown, JP Morgan:    Two quick questions, one relating to transaction revenue from foreign exchange dealing. Once they have stabilised, what is the expectation for 2002? Is that going to keep falling? Then just a confirmation. You said that the normalised tax rate for Reuters was 25% versus 43% for Instinet. Are those sensible assumptions for this year as well?

          Tom Glocer:    On the Foreign exchangedealing, it certainly has not gone to flat in terms of the dealing revenues, but the slow steady rate of decline was pretty much constant. I think that Julie Holland and the Treasury segment have some interesting plans coming through to work on it. They have signalled already that in terms of their growth prospects it is further out than, say, Asset Management, but the foreign exchange dealing revenues in particular are likely to again see a decline into 2002, in part brought about directly by us through the roll-out of Reuters Dealing Link, which is the lower priced entry point into the dealing network.

          David Grigson:    The answer to the second question is probably the shortest answer of the day, which is yes, those tax rates can be assumed in your models going forward.

15